MR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

08027476

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67552

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARK R. WILFERT & COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1025 POLO CLUB ROAD
(No. and Street)

INDEPENDENCE	MN	55359
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ELLINGSON & ELLINGSON, LTD.
(Name – *if individual, state last, first, middle name*)

5101 VERNON AVE. S. #501	EDINA	MN	55436
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BP 3/18

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK R. WILFERT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARK R. WILFERT & COMPANY, LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark R. Wilfert

Signature

Chairman + CEO

Title

Robert N. Waters 2/26/2008

Notary Public

ROBERT N WATERS
Notary Public
Minnesota
My Commission Expires Jan. 31, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	Page
AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Balance Sheet	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTARY INFORMATION	
Report on Supplementary Information	7
Computation of Net Capital	8
Rule 15c3-3 Reserve and Control Requirements	9

Ellingson & Ellingson, Ltd.
Certified Public Accountants

Erik R. Ellingson
CPA
Erik J. (Rick)
Ellingson
CPA
Patti Ellingson
CPA
Jane Ellingson
Ehresmann
CPA

INDEPENDENT AUDITOR'S REPORT

The Partner's
Mark R. Wilfert & Company, LLC
Independence, Minnesota

We have audited the accompanying statements of financial condition of Mark R. Wilfert & Company, LLC, as of December 31, 2007, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mark R. Wilfert & Company, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Ellingson & Ellingson, Ltd.
Ellingson & Ellingson, Ltd.
Edina. Minnesota

February 26, 2008

5101 Vernon Avenue South Suite 501, Edina, Minnesota 55436 | Phone (952) 929-0315 | Fax (952) 929-1974

Mark R. Wilfert & Company, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

	2007
ASSETS	
CURRENT ASSETS	
Cash and cash equivalents (Note 1)	$ 45,806
	45,806
PROPERTY AND EQUIPMENT (NOTE 1)	
Office furniture and equipment	55,947
Less: accumulated depreciation	(6,540)
	49,407
Total Assets	$ 95,213
LIABILITIES AND PARTNERS' EQUITY	
CURRENT LIABILITIES	$ -
COMMITMENTS AND CONTINGENCIES (NOTE 2)	
PARTNERS' EQUITY	
Partners' capital	59,978
Retained earnings	35,235
	95,213
Total Liabilities and Partners' Equity	$ 95,213

The accompanying notes are an integral part of these financial statements.

Mark R. Wilfert & Company, LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2007

		2007
REVENUES	$	151,476
EXPENSES		
Advertising and promotion		7,008
Auto expenses		8,604
Licenses and permits		6,248
Computer and internet expense		8,028
Education		833
Database services		995
Depreciation		6,540
Benefits		1,567
Insurance		1,206
Office supplies		25,061
Postage and delivery		1,558
Printing and reproduction		8,967
Professional fees		12,714
Telephone and utilities		8,910
Travel		17,681
Miscellaneous		321
Total Expenses		116,241
Net Income	$	35,235

The accompanying notes are an integral part of these financial statements.

Mark R. Wilfert & Company, LLC
STATEMENT OF CHANGES IN PARTNERS' EQUITY
For the Year Ended December 31, 2007

	Partners' Capital	Retained Earnings	Total
Balance at January 1, 2007	$ -	$ -	$ -
Capital contributions	59,978		59,978
Net income		35,235	35,235
Balance at December 31, 2007	$ 59,978	$ 35,235	$ 95,213

The accompanying notes are an integral part of these financial statements.

Mark R. Wilfert & Company, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

	2007
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$35,235
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	6,540
Net Cash Flows from Operating Activities	41,775
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of office furniture and equipment	(55,947)
Net Cash Flows from Investing Activities	(55,947)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	59,978
Net Cash Flows from Financing Activities	59,978
Net Increase in Cash	45,806
Cash at Beginning of Year	
Cash at End of Year	$45,806

The accompanying notes are an integral part of these financial statements.

MARK R. WILFERT & COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

Note 1. Summary of Significant Accounting Policies

This summary of significant accounting policies of Mark R. Wilfert & Company, LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Business Activity -
The Company operates in the mergers and acquisitions sector of the securities industry.

Cash Equivalents -
The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Property and Equipment -
Property and equipment are recorded at cost. Depreciation is computed using the straight line method over useful lives of three to five years.

Income Taxes -
The Company, with the consent of its members, elected to be treated, under the provisions of the Internal Revenue Code, as a partnership. Under such provisions, in lieu of corporate income taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for income taxes is included in the accompanying financial statements.

Estimates -
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Concentrations of Credit Risk -
The Company does not believe that it is exposed to any significant credit risk in connection with the extension of credit to its customers. Historically, the Company has had no bad debt write offs.

Ellingson & Ellingson, Ltd.
Certified Public Accountants

Erik R. Ellingson
CPA
Erik J. (Rick)
Ellingson
CPA
Patti Ellingson
CPA
Jane Ellingson
Ehresmann
CPA

Independent Auditor's Report On Supplementary Information Required By Rule 17a-5 Of The Securities And Exchange Commission

We have audited the accompanying financial statements of Mark R. Wilfert & Company, LLC as of and for the year ended December 31, 2007, and have issued our report thereon dated February 26, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ellingson & Ellingson, Ltd.
Ellingson & Ellingson, Ltd.
Edina, Minnesota
February 26, 2008

5101 Vernon Avenue South Suite 501, Edina, Minnesota 55436 | Phone (952) 929-0315 | Fax (952) 929-1974

Mark R. Wilfert & Company, LLC
COMPUTATION OF NET CAPITAL
As of December 31, 2007

NET CAPITAL		
Stockholders' Equity	$ 95,213	
Additions:		
Subordinated loans		
		$ 95,213
Deductions:		
Non-allowable items:		
Property and equipment net of accumulated depreciation	49,407	
		49,407
Net Capital		$ 45,806
BASIC CAPITAL REQUIREMENT		
Net capital		$ 45,806
Minimum net capital required		5,000
Excess Net Capital		$ 40,806
AGGREGATE INDEBTEDNESS		$ -
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		-
RECONCILIATION OF NET CAPITAL		
Net Capital, as reported in Company's Part IIA FOCUS report		$ 45,806
Audit adjustments made for the following:		
Adjusted Net Capital		$ 45,806

The accompanying notes are an integral part of these financial statements.

STONERIDGE CAPITAL GROUP, LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
As Of December 31, 2007

Pursuant to Rule 15c3-3(k)(2)(B), the Company is exempt from the reserve requirement.

INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENT UNDER RULE 15c3-3
As Of December 31, 2007

The Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2007.

END